Mail Stop 6010
U.S. Mail

September 29, 2006

Marc D. Hamburg
Vice President and
Principal Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, NE 68131

**Re: Berkshire Hathaway Inc.
        Form 10-K for the fiscal year ended December 31, 2005
        Filed March 13, 2006**

File No. 1-14905

Dear Mr. Hamburg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief